FHLBank President and CEO Andy Jetter announces retirement

After nearly 30 years of distinguished service, president and CEO Andy Jetter notified FHLBank’s Board of Directors of his decision to retire on or about March 31, 2017. To facilitate an orderly transition, Andy will step down as president and CEO on December 31, 2016. He will then serve as a Senior Advisor of FHLBank until his retirement date. During his tenure, Andy has served as general counsel, chief operating officer and president/CEO. Throughout his career, he consistently and selflessly provided great value through his contributions, insight and leadership. And most of all, he directed the FHLBank to superior levels of performance, demonstrated by our current strong financial position.

Thanks, again, to Andy’s exceptional leadership, he will leave behind a strong and seasoned senior management team. One of the longest serving members of that team is chief risk officer Mark Yardley. While the board begins a search for Andy’s successor, the board is pleased to announce that Mark will serve as interim president and CEO beginning January 1, 2017. During his 32 years at FHLBank, Mark has served in the roles of chief risk officer, chief financial officer, and director of internal audit. We know that FHLBank will continue to be successful under Mark’s leadership.

G. Bridger Cox
FHLBank Topeka Board Chair